FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Quarter Ended December 31, 2004

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

QUARTERLY REPORT
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
OPERATING AND FINANCIAL REVIEW
SIGNATURES

QUARTERLY REPORT

Quarter Ended December 31, 2004

Currency of Presentation and Certain Defined Terms

     In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. Reference to “ADS” are to our American Depository Shares, to the “FASB” means the Financial Accounting Standards Board, to “SFAS” means Statements of Financial Accounting Standards, to “SAB” means Staff Accounting Bulletin, to “FIN” means FASB Interpretations and to the “EITF” means the Emerging Issues Task Force.

     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. With respect to other trademarks or trade names used in this Quarterly Report, some are registered trademarks in our name and some are pending before the respective trademark registries.

     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on December 31, 2004 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.43.27 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-Looking and Cautionary Statement

     IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and where otherwise stated)

	As of March 31,		As of December 31,
	2004		2004		2004
					Convenience
					translation into U.S.$
ASSETS
Current assets:
Cash and cash equivalents	Rs.	4,376,235	Rs.	6,189,939	U.S.$	143,054
Investment securities		2,536,223		976,422		22,566
Accounts receivable, net of allowances		3,730,139		4,029,935		93,135
Inventories		3,031,651		3,672,701		84,879
Deferred income taxes		152,220		111,721		2,582
Other current assets		1,842,471		1,555,830		35,956

Total current assets		15,668,939		16,536,548		382,171

Property, plant and equipment, net		6,331,135		6,946,636		160,542
Investment securities		1,563,875		1,499,275		34,649
Goodwill and intangible assets		2,665,620		2,950,791		68,195
Other assets		389,734		383,365		8,860

Total assets	Rs.	26,619,303	Rs.	28,316,615	U.S.$	654,417

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Borrowings from banks		320,582		2,186,803	U.S.$	50,539
Current portion of long-term debt		152,658		5,920		137
Trade accounts payable		2,174,295		1,733,448		40,061
Accrued expenses		1,244,082		1,482,995		34,273
Other current liabilities		674,058		725,731		16,772

Total current liabilities		4,565,675		6,134,897		141,782

Long-term debt, excluding current portion		31,065		26,625		615
Deferred income taxes		571,558		533,799		12,336
Other liabilities		411,647		156,099		3,608

Total liabilities	Rs.	5,579,945	Rs.	6,851,420	U.S.$	158,341

Stockholders’ equity:
Equity shares at Rs.5 par value; 100,000,000 shares authorized; Issued and outstanding; 76,518,949 shares and 76,518,949 shares as of March 31, 2004 and December 31, 2004 respectively	Rs.	382,595	Rs.	382,595	U.S.$	8,842
Additional paid-in capital		10,089,152		10,089,152		233,167
Equity-options outstanding		256,748		350,886		8,109
Retained earnings		10,229,672		10,528,561		243,322
Equity shares held by a controlled trust: 41,400 shares		(4,882)		(4,882)		(113)
Accumulated other comprehensive income		86,073		118,883		2,747
Total stockholders’ equity		21,039,358		21,465,195		496,076

Total liabilities and stockholders’ equity	Rs.	26,619,303	Rs.	28,316,615	U.S.$	654,417

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATION
(in thousands, except share data and where otherwise stated)

	Three months ended				Nine months ended
	December 31				December 31,
	2003		2004		2003		2004		2004
									Convenience
									translation into
									U.S.$
Revenues:
Product sales, net of allowances for sales returns (includes excise duties of Rs.217,977, Rs.184,123 Rs.586,238 and Rs.621,449 for the three months ended December 31, 2003 and 2004 and Nine months ended December 31, 2003 and 2004 respectively)	Rs.	5,138,037	Rs.	4,644,050	Rs.	15,326,384	Rs.	14,899,927	U.S.$	344,348
License fees		—		60,561		—		319,944		7,394

		5,138,037		4,704,611		15,326,384		15,219,871		351,742
Cost of revenues		2,463,785		2,245,185		7,079,626		7,167,781		165,684

Gross profit		2,674,252		2,459,426		8,246,758		8,052,090		186,058
Operating expenses:
Selling, general and administrative expenses		1,547,656		1,715,022		4,483,030		5,089,341		117,587
Research and development expenses		516,459		705,443		1,332,803		1,857,499		42,928
Amortization expenses		96,827		87,505		288,524		263,486		6,089
Foreign exchange (gain)/loss		(61,764)		48,340		(237,276)		419,595		9,697

Total operating expenses		2,099,178		2,556,310		5,867,081		7,629,921		176,301

Operating income		575,074		(96,884)		2,379,677		422,169		9,757
Equity in loss of affiliates		(13,430)		(15,005)		(40,724)		(41,928)		(969)
Other (expense)/income, net		162,352		123,246		472,260		372,030		8,598

Income before income taxes and minority interest		723,996		11,357		2,811,213		752,271		17,386
Income taxes		(132,444)		26,872		(499,175)		(33,024)		(763)
Minority interest		—		1,826		—		11,256		260

Net income	Rs.	591,552	Rs.	40,055	Rs.	2,312,038	Rs.	730,503	U.S.$	16,882

Earnings per equity share
Basic		7.73		0.52		30.21		9.55		0.22
Diluted		7.72		0.52		30.21		9.54		0.22
Weighted average number of equity shares used in computing earnings per equity share
Basic		76,506,720		76,518,949		76,512,872		76,518,949		76,518,949
Diluted		76,590,602		76,535,703		76,540,833		76,539,972		76,539,972

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and where otherwise stated )

								Equity Shares held by a			Accumulated
	Equity Shares			Additional				Controlled Trust			Other		Equity
	No. of			Paid In		Comprehensive		No. of			Comprehensive		options		Retained		Total Stockholders
	shares	Amount		Capital		Income		Shares	Amount		Income		outstanding		Earnings		Equity
Balance as of March 31, 2004	76,518,949	Rs.	382,595	Rs.	10,089,152			41,400	Rs.	(4,882)	Rs.	86,073	Rs.	256,748	Rs.	10,229,672	Rs.	21,039,358
Dividend paid	—		—		—		—	—		—		—		—		(431,614)		(431,614)
Comprehensive income	—		—		—		—	—		—		—				—		—
Net income	—		—		—	Rs.	730,503	—		—		—				730,503		730,503
Translation adjustment	—		—		—		20,788	—		—		20,788				—		20,788
Unrealized gain on investments, net of tax	—		—		—		12,022	—		—		12,022				—		12,022

Comprehensive income	—		—		—	Rs.	763,313	—		—		—				—		—

Application of SFAS 123	—		—		—			—		—		—		94,138		—		94,138

Balance as of December 31, 2004	76,518,949	Rs.	382,595	Rs.	10,089,152			41,400	Rs.	(4,882)	Rs.	118,883	Rs.	350,886	Rs.	10,528,561	Rs.	21,465,195

Convenience translation into US$		US$	8,842	US$	233,167				US$	(113)	US$	2,747	US$	8,109	US$	243,322	US$	496,076

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and where otherwise stated)

	Nine months ended December 31,
	2003		2004		2004
					Convenience
					translation into
					U.S.$
Cash flows from operating activities:
Net income	Rs.	2,312,038	Rs.	730,503	U.S.$	16,882
Adjustments to reconcile net income to net cash from operating activities:
Deferred tax benefit		17,319		18,983		439
Gain on sale of marketable securities		(3,571)		(49,317)		(1,140)
Depreciation and amortization		826,984		961,956		22,231
Deferred revenue		—		(288,382)		(6,665)
Loss/(profit) on sale of property, plant and equipment		17,394		(4,297)		(99)
Equity in loss of affiliates		40,724		41,928		969
Unrealised exchange (gain)/loss on remeasurement		(142,010)		230,461		5,326
Interest receivable on investment		—		(8,978)		(207)
Employees stock based compensation		101,836		94,138		2,176
Minority interest		—		(11,256)		(260)
Changes in operating assets and liabilities:
Accounts receivable		(578,208)		(454,918)		(10,513)
Inventories		(352,620)		(637,171)		(14,725)
Other assets		(30,039)		117,270		2,710
Trade accounts payable		496,597		(445,398)		(10,293)
Accrued expenses		63,081		237,587		5,491
Other liabilities		111,932		72,549		1,677

Net cash provided by operating activities		2,881,457		605,658		13,997

Cash flows from investing activities:
Expenditure on property, plant and equipment, net of proceeds from sale		(1,791,426)		(1,299,412)		(30,030)
Purchase of investment securities, net of proceeds from sale		(2,058,385)		1,639,920		37,900
Expenditure on intangible assets		(43,639)		(539,165)		(12,460)
Cash paid for acquisition, net of cash acquired		(9,453)		—		—

Net cash used in investing activities		(3,902,903)		(198,657)		(4,591)

Cash flows from financing activities:
Proceeds from/(repayments of) borrowing from banks, net		28,614		1,838,276		42,484
Repayment of long-term debt		(9,593)		(155,996)		(3,605)
Purchase of treasury stock		(115,990)		—
Dividends		(431,598)		(431,614)		(9,975)

Net cash provided by/(used in) financing activities		(528,567)		1,250,666		28,904

Effect of exchange rate changes on cash		57,646		156,037		3,606

Net increase / (decrease) in cash and cash equivalents during the period		(1,492,367)		1,813,704		41,916
Cash and cash equivalents at the beginning of the period		7,273,398		4,376,235		101,138

Cash and cash equivalents at the end of the period	Rs.	5,781,031	Rs.	6,189,939	U.S.$	143,054

Supplemental disclosures:
Cash paid for:
Interest (net of interest capitalized)	Rs.	5,928	Rs.	85,067	U.S.$	1,966
Income taxes		339,989		—		—

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)

1. Basis of preparation of financial statements

     The accompanying unaudited interim condensed consolidated balance sheets as of December 31, 2004, and consolidated statements of income and statements of cash flows for the three and nine months ended December 31, 2003 and 2004, have been prepared on substantially the same basis as the audited financial statements for the year ended March 31, 2004, and include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the financial information set forth herein. The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

2. Interim information

     These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the year ended March 31, 2004. The results of the interim periods are not necessarily indicative of results to be expected for the full fiscal year.

3. Convenience translation

     The accompanying unaudited interim consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the financial statements as of December 31, 2004 have been translated into United States dollars at the noon buying rate in New York City on December 31, 2004 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1 = Rs.43.27. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

4. Stock based compensation

     Dr. Reddy’s Laboratories Limited (the “Company” or “DRL”) uses the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Quarter ended December 31,
	2003	2004
Dividend yield	0.5%	0.7%
Expected life	42-78 months	42-78 months
Risk free interest rates	5.2 - 6.8%	4.5 - 6.8%
Volatility	46.5-50.7%	41.63 - 50.7%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

4. Stock based compensation (continued)

Dividend yield assumption has not been considered for determining the fair value in respect of options given by the subsidiaries, as these companies are not listed and have not declared dividends.

     At December 31, 2004, the Company had three stock-based employee compensation plans, which are described more fully in Note 11 including two stock based employee compensation plans in Aurigene Discovery Technologies Limited. The Company has accounted for these plans under SFAS 123, using the Black-Scholes option pricing model to determine the fair value of each option grant.

5. Acquisition of Trigenesis Therapeutics Inc.

     On April 27, 2004, the Company acquired the entire share capital of Trigenesis Therapeutics Inc. (“Trigenesis”) for a total consideration of Rs.496,715 (U.S.$ 11,000).

     Trigenesis is a US based research company specializing in dermatology field. As a result of the acquisition, DRL has acquired certain technology platforms and marketing rights. The acquisition has been accounted for as a purchase of intangible assets as Trigenesis did not meet the definition of a business as described in EITF Issue No. 98-3, and accordingly the transaction did not meet the definition of a business combination.

     The total purchase consideration has been allocated to the acquired assets as of December 31, 2004 based on estimates and preliminary valuation assessments.

Technology rights and licenses	Rs.	443,522	(U.S.$	9,822)
Marketing rights and licenses	Rs.	53,193	(U.S.$	1,178)

     The final allocation of the total purchase consideration based on an independent valuation exercise is expected to be completed by March 31, 2005, which may result in certain adjustments including Inprocess Research and Development expenses to the allocation set out above.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

6. Deferred revenue

     The Company had, pursuant to an agreement entered into with Novartis Pharma AG (“Novartis”), agreed to provide Novartis with an exclusive license to develop, promote, distribute, market and sell certain products to be further developed into drugs for the treatment of specified diseases. Pursuant to the terms of the agreement, during the year ended March 31, 2002, the Company received Rs.235,550 (U.S.$5 million) as an up-front license fees. As the up-front license fee did not represent the culmination of a separate earning process, the up-front license fee had been deferred to be recognized in accordance with its accounting policy proportionately upon the receipt of stated milestones. The agreement with Novartis for the further development of the compound expired on May 30, 2004 on account of Novartis discontinuing such further development and, accordingly, the Company recognized the amount of Rs.235,550 (U.S.$5 million) as license fees during the nine months ended December 31, 2004.

     The Company had entered into a licensing arrangement with Novo Nordisk A/S (“Novo Nordisk”) in February 1997, whereby the Company has licensed two molecules for further development and conducting clinical trials. Under the arrangement, the Company would receive non-refundable upfront license fee on signing of the agreement and non-refundable payments on achievement of defined milestones. The Company had unamortized non-refundable upfront license fees of Rs.52,832 on account of the second compound. On October 22, 2004, Novo Nordisk announced that it had suspended clinical trials on the second compound also due to unsatisfactory results. Accordingly, the Company has recognized the amount of Rs.52,832 as license fees during the quarter ended December 31, 2004.

     The Company has entered into certain dossier sales, licensing and supply arrangements in Europe. These arrangements include multiple deliverables and certain performance obligations. On November 21, 2002, the EITF reached a consensus on EITF Issue No. 00-21 regarding when and how to separate elements of a contract into separate units of accounting. Based on an evaluation of EITF Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables”, the Company has determined that the delivered items have standalone values to the customer subject to performance obligations. Based on a further evaluation of whether the performance obligations are inconsequential or perfunctory, the Company has deferred an amount of Rs.41,396 towards the delivered items in these arrangements. These amounts will be recognized in the income statement in the period in which the Company completes its remaining performance obligations.

7. Goodwill and intangible assets

     On April 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets.

     As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value including goodwill, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.

     Subsequent to the adoption of SFAS No. 142, the Company does not amortize goodwill but will instead test goodwill for impairment at least annually. The carrying value of the goodwill (including the goodwill arising on investment in affiliate amounting to Rs.181,942) and other intangible assets on the date of adoption was Rs.1,473,605 and Rs.1,276,397 respectively.

     Trademarks, marketing know-how, customer related intangibles and non-compete arrangements are amortized over the expected benefit period or the legal life, whichever is lower.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

7. Goodwill and intangible assets (continued)

     The following table presents the changes in goodwill during the year ended March 31, 2004 and nine months ended December 31, 2004:

	Year ended		Nine months ended
	March 31, 2004		December 31, 2004
Balance at the beginning of the period	Rs.	1,550,419	Rs.	1,704,492
Acquired during the period		154,073		34,005

Balance at the end of the period	Rs.	1,704,492	Rs.	1,738,497

     The following table presents acquired and amortized intangible assets as at March 31, 2004 and December 31, 2004:

	As of March 31, 2004				As of December 31, 2004
	Gross carrying		Accumulated		Gross carrying		Accumulated
	amount		amortization		amount		amortization
Trademarks	Rs.	2,565,733	Rs.	1,519,357	Rs.	2,574,218	Rs.	1,758,342
Technology-based intangibles		—		—		443,883		—
Non-compete arrangements		110,624		92,082		111,875		97,379
Marketing know-how		80,000		80,000		80,000		80,000
Customer related intangibles		122,497		48,328		127,501		69,014
Marketing rights		—		—		61,220		2,330
Others		7,857		3,874		8,178		5,573

	Rs.	2,886,711	Rs.	1,743,641	Rs.	3,406,875	Rs.	2,012,638

     The aggregate amortization expense for the three months and nine months ended December 31, 2003 and 2004 was Rs.96,827, Rs.87,505, Rs.288,524 and Rs.263,486 respectively.

     Estimated amortization expense for the next five years with respect to such assets is as follows:

For the year ended March 31,
2005	Rs.	89,093
2006		303,572
2007		315,270
2008		230,198
2009		102,643

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

7. Goodwill and intangible assets (continued)

     The intangible assets (net of amortization) as of December 31, 2004 have been allocated to the following segments:

			Active
			Pharmaceutical
			Ingredients and
	Formulations		Intermediates		Generics		Drug Discovery		Total
Goodwill	Rs.	349,774	Rs.	997,025	Rs.	301,261	Rs.	90,437	Rs.	1,738,497
Trademarks		713,335		—		102,541		—		815,876
Technology-based intangibles		—		—		443,883				443,883
Non-compete arrangements		—		—		14,496		—		14,496
Customer related intangibles		—		—		58,487		—		58,487
Marketing rights		—		—		58,890		—		58,890
Others		—		—		2,605		—		2,605

	Rs.	1,063,109	Rs.	997,025	Rs.	982,163	Rs.	90,437	Rs.	3,132,734

     The intangible assets (net of amortization) as of March 31, 2004 have been allocated to the following segments:

			Active
			Pharmaceutical
			Ingredients and				Drug
	Formulations		Intermediates		Generics		Discovery		Total
Goodwill	Rs.	349,774	Rs.	997,025	Rs.	267,256	Rs.	90,437	Rs.	1,704,492
Trademarks		915,295		—		131,081		—		1,046,376
Non-compete arrangements		—		—		18,542		—		18,542
Customer related intangibles		—		—		74,169		—		74,169
Others		—		—		3,983		—		3,983

	Rs.	1,265,069	Rs.	997,025	Rs.	495,031	Rs.	90,437	Rs.	2,847,562

8. Property, plant and equipment, net

     Property, plant and equipment consist of the following:

	As of March 31,		As of December 31,
	2004		2004
Land	Rs.	443,829	Rs.	518,509
Buildings		1,737,594		1,959,502
Plant and machinery		5,504,888		6,538,521
Furniture, fixtures and equipment		648,935		694,755
Vehicles		175,166		221,734
Computer equipment		352,615		418,217
Capital work-in-progress		1,008,076		797,464

		9,871,103		11,148,702
Accumulated depreciation		(3,539,968)		(4,202,066)

	Rs.	6,331,135	Rs.	6,946,636

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

8. Property, plant and equipment, net (continued)

Depreciation expense for the three months and nine months ended December 31, 2003 and 2004 was Rs.188,332, Rs.253,342 Rs.538,460 and Rs.698,470 respectively.

9. Inventories

     Inventories consist of the following:

	As of March 31,		As of December 31,
	2004		2004
Raw materials	Rs.	907,855	Rs.	1,176,252
Stores and spares		262,461		310,221
Work-in-process		987,318		1,101,305
Finished goods		874,017		1,084,923

	Rs.	3,031,651	Rs.	3,672,701

     During the period ended March 31, 2004 and December 31, 2004, the Company recorded an inventory write-down of Rs.31,898 and Rs.59,518 respectively. These write-downs resulted from a decline in the market value of certain finished goods and write-downs of certain raw materials and these amounts are included in cost of goods sold.

10. Employee stock incentive plans

     Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):

     The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL employees and directors of all its subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board (the “Compensation Committee”) shall administer the DRL 2002 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.

     The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock options grants in two categories:

     Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

     Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).

     The fair market value of a share on each grant date falling under Category A above is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

     Stock option activity under the DRL 2002 Plan is as follows:

	Three months ended December 31, 2003
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the period	871,236	Rs.	883-1,063.02	Rs.	949.24	67
Granted during the period	24,000		1,149		1,149	—
Expired during the period	(20,878)		883-1,063.02		956.95	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	874,358		883-1,149		956.49	69

Exercisable at the end of the period	271,806	Rs.	884-1063.02	Rs.	976.07	50

	Nine months ended December 31, 2003
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the period	543,871	Rs.	884-1,063.02	Rs.	995.42	68
Granted during the period	393,300		883-1,149		899.23	—
Expired during the period	(62,813)		883-1,063.02		962.31	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	874,358		883-1,149		956.49	69

Exercisable at the end of the period	271,806	Rs.	884-1063.02	Rs.	976.07	50

     The weighted average grant date fair values for options granted during the three months and nine months ended December 31, 2003 were Rs.514.17 and Rs.392.92 respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

	Three months ended December 31, 2004
						Weighted-
				Weighted-		average remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the period	1,319,753	Rs.	5-1,396	Rs.	887.89	69
Granted during the period	22,900		747		747	89
Expired during the period	(88,972)		883-1,063.02		912.82	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	1,253,681		5-1,396		883.55	66

Exercisable at the end of the period	466,368	Rs.	883-1,149	Rs.	968.25	42

	Nine months ended December 31, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of exercise		average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the period	911,038	Rs.	883-1,396	Rs.	968.95	66
Granted during the period	516,500		5-885		742.11	84
Expired during the period	(173,857)		883-1,063.02		910.90	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	1,253,681		5-1,396		883.55	66

Exercisable at the end of the period	466,368	Rs.	883-1,149	Rs.	968.25	42

     The weighted average grant date fair values for options granted during the three months and nine months ended December 31, 2004 were Rs.318.89 and Rs.436.15 respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

     Aurigene Discovery Technologies Ltd. Employee Stock Option Plan (the “Aurigene ESOP Plan”):

     In fiscal 2004, Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest at the end of three years from the date of grant of option.

     Stock option activity under the Aurigene ESOP Plan was as follows:

	Three months ended December 31, 2003
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)
Outstanding at the beginning of the period	185,995	Rs.	10	Rs.	10	71
Granted during the period	—		—		—	—
Expired during the period	(8,403)		10		10	—

Outstanding at the end of the period	177,592	Rs.	10	Rs.	10	68

Exercisable at the end of the period	—		—		—	—

	Nine months ended December 31, 2003
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)
Outstanding at the beginning of the period	—		—		—	—
Granted during the period	200,000	Rs.	10	Rs.	10	71
Expired during the period	(22,408)		10		10	—

Outstanding at the end of the period	177,592	Rs.	10	Rs.	10	68

Exercisable at the end of the period	—		—		—	—

     The weighted average grant date fair values for options granted during the nine months ended December 31, 2003 was Rs.4.82.

	Three months ended December 31, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	227,306	Rs.	10	Rs.	10	65
Granted during the period	—		—		—	—
Expired during the period	(17,153)		10		10	—

Outstanding at the end of the period	210,153	Rs.	10	Rs.	10	62

Exercisable at the end of the period	—		—		—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

	Nine months ended December 31, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	169,188	Rs.	10	Rs.	10	65
Granted during the period	342,381		10		10	64
Expired during the period	(301,416)		10		10	—

Outstanding at the end of the period	210,153	Rs.	10	Rs.	10	62

Exercisable at the end of the period	—		—		—	—

     The weighted average grant date fair values for options granted during the nine months ended December 31, 2004 was Rs.4.29.

     Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the “Management Plan”):

     In fiscal 2004, Aurigene adopted the Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 ordinary shares for issuance under this plan. Under the Management Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest on the date of grant of the options.

     Stock option activity under the Management Plan was as follows:

	Three months ended December 31, 2003
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)
Outstanding at the beginning of the period	783,333	Rs.	10	Rs.	10	83
Granted during the period	—		—		—	—
Expired during the period	—		—		—	—

Outstanding at the end of the period	783,333	Rs.	10	Rs.	10	80

Exercisable at the end of the period	783,333	Rs.	10	Rs.	10	80

	Nine moths ended December 31, 2003
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)
Outstanding at the beginning of the period	—		—		—	—
Granted during the period	783,333	Rs.	10	Rs.	10	83
Expired during the period	—		—		—	—

Outstanding at the end of the period	783,333	Rs.	10	Rs.	10	80

Exercisable at the end of the period	783,333	Rs.	10	Rs.	10	80

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

     The weighted average grant date fair values for options granted during the nine months ended December 31, 2003 was Rs.4.25.

	Three months ended December 31, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)
Outstanding at the beginning of the period	1,000,000	Rs.	10	Rs.	10	75
Granted during the period	—		—		—	—
Expired during the period	(900,000)		10		10	—

Outstanding at the end of the period	100,000	Rs.	10	Rs.	10	72

Exercisable at the end of the period	100,000	Rs.	10	Rs.	10	72

	Nine months ended December 31, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	616,666	Rs.	10	Rs.	10	77
Granted during the period	616,667		10		10	64
Expired during the period	(1,133,333)		10		10	—

Outstanding at the end of the period	100,000	Rs.	10	Rs.	10	72

Exercisable at the end of the period	100,000	Rs.	10	Rs.	10	72

The weighted average grant date fair values for options granted during the nine months ended December 31, 2004 was Rs.3.76.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)

11. Employer Benefit Plans

     Gratuity benefits: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.

     The components of net periodic benefit cost for the three months and nine months ended December 31, 2003 and 2004 is as follows:

	Three months ended				Nine months ended
	December 31,				December 31,
	2003		2004		2003		2004
Service cost	Rs.	3,966	Rs.	5,095	Rs.	11,898	Rs.	15,285
Interest cost		2,248		2,554		6,744		7,662
Expected return on plan assets		(2,158)		(2,617)		(6,474)		(7,851)
Amortization of transition Obligation / (Assets)		193		193		579		579
Recognised net actuarial (Gain) / Loss		220		72		660		216

Net amount recognised	Rs.	4,469	Rs.	5,297	Rs.	13,407	Rs.	15,891

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

12. Commitments and Contingencies

     Capital Commitments: As of March 31, 2004 and December 31, 2004, the Company had committed to spend approximately Rs.418,025 and Rs.370,209 respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.

Guarantees: The Company adopted the provisions of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. The Interpretation requires that the Company recognize the fair value of guarantee and indemnification arrangements issued or modified by the Company after December 31, 2002, if these arrangements are within the scope of that Interpretation. In addition, under previously existing generally accepted accounting principles, the Company continues to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.

     The Company has entered into a guarantee arrangement, which arose in transactions related to enhancing the credit standing and borrowings of its affiliate, Pathnet India Private Limited (“Pathnet”).

     Pathnet, an equity investee accounted for by the equity method, secured a credit facility of Rs.250 million from ICICI Bank Ltd. (“ICICI Bank”). To enhance the credit standing of Pathnet, on December 14, 2001 the Company issued a corporate guarantee amounting to Rs.122.5 million in favor of ICICI Bank. The guarantee will expire in May 2008 and the liability of the Company may arise in case of non-payment or non-performance of other obligations of Pathnet under its credit facilities agreements with ICICI Bank.

     As of December 31, 2004, the Company does not believe that it will be required to make payments under the guarantee. Thus, no liability has been accrued for a loss related to the Company’s obligation under this guarantee arrangement.

     Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the government of India has the authority to designate a pharmaceutical product as a ‘specified product’ and fix the maximum selling price for such product. In 1995, the government of India notified Norfloxacin as a ‘specified product’ and fixed the maximum selling price. In 1996, the Company filed a legal suit in the Andhra Pradesh High Court (the “High Court”) against the notification on the grounds that the rules of the DPCO were not complied with. The matter is currently under litigation in the High Court. The High Court had earlier granted an interim order in favor of the Company. In April, 2004, the High Court issued an order dismissing the appeal of the Company. Hence, the Company made a provision of Rs.183,605 during the fiscal 2004, and Rs.12,343 during the nine months ended December 31, 2004. The Company filed a review petition in the High Court which was dismissed in October 2004. Hence, the Company has initiated the process for filing an appeal in the Supreme court of India, New Delhi. As the matter is pending litigation, the Company continues to sell Norfloxacin at prices in excess of the maximum selling price fixed by the government of India and makes provisions for the excess amount charged in subsequent periods. In the event that the Company is unsuccessful in the litigation, it will be required to remit the sale proceeds in excess of the maximum selling price to the government of India.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

12. Commitments and Contingencies (continued)

     During the year ended March 31, 2004, the Central Excise Authorities of India (the “Authorities”) issued a demand notice on one of the Company’s vendors with regard to the assessable value of its product supplied to the Company. The Company has been named as a co-defendant in the notice. The Authorities have demanded payment of Rs.175,718 from the vendor including a penalty of Rs.90,359. The Authorities, through the same notice, have issued a penalty claim of Rs.70,000 against the Company. The Company has filed an appeal against this notice with the appellate authorities. Pending resolution of this appeal, the ultimate liability of the Company is not ascertainable.

     Furthermore, during the nine months ended December 31, 2004, the Authorities issued an additional notice on the vendor demanding Rs.84,804 from the vendor including a penalty of Rs.43,652. The Authorities, through the same notice, have issued a penalty claim of Rs.6,500 against the Company.

     The Indian Council for Environmental Legal Action filed a writ in 1989 under article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company also has been named in the list of polluting industries.

     In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.3 per acre for dry land and Rs.1.7 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs.2,013. The matter is still pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favour.

     Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

13. Segment reporting and related information

a) Segment information

     The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:

•	Formulations – Gross profit and revenues by therapeutic product category;

•	Active pharmaceutical ingredients and intermediates – Gross profit, revenues by geography and revenues by key products;

•	Generics – Gross profit and revenues by key products;

•	Critical care and biotechnology – Gross Profit; and

•	Drug discovery – Revenues and expenses.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

13. Segment reporting and related information (continued)

     The CODM does not review the total assets for each reportable segment. The property, plant and equipment used in the Company’s business, depreciation and amortization expenses, are not fully identifiable with / allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, the Company believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.

     Formulations

     Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

	Three months				Nine months
	ended December 31,				ended December 31,
	2003		2004		2003		2004
Gastro-intestinal	Rs.	418,553	Rs.	401,187	Rs.	1,225,044	Rs.	1,345,590
Cardio–vascular		297,916		363,174		1,051,717		1,169,520
Pain control		273,833		390,868		1,106,855		1,239,317
Anti Infectives		292,298		270,327		811,690		823,410
Dermatology		74,625		87,399		243,242		297,884
Others		433,594		403,651		1,269,276		1,203,919

Revenues from external customers		1,790,819		1,916,606		5,707,824		6,079,640
Intersegment revenues[1]		5,890		3,686		13,631		11,207
Adjustments[2]		161,182		93,189		28,809		219,485

Total revenues	Rs.	1,957,891	Rs.	2,013,481	Rs.	5,750,264	Rs.	6,310,332

Cost of revenues	Rs.	604,292	Rs.	534,713	Rs.	1,867,573	Rs.	1,814,197
Intersegment cost of revenues[3]		55,470		52,126		198,907		199,577
Adjustments[2]		4,323		21,080		(87,776)		(19,014)

	Rs.	664,085	Rs.	607,919	Rs.	1,978,704	Rs.	1,994,760

Gross profit	Rs.	1,136,947	Rs.	1,333,453	Rs.	3,654,975	Rs.	4,077,073
Adjustments[2]		156,859		72,109		116,585		238,499

	Rs.	1,293,806	Rs.	1,405,562	Rs.	3,771,560	Rs.	4,315,572

(1)	Intersegment revenues is comprised of transfers to the active pharmaceutical ingredients and intermediates segment and are accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to the formulations segment and is accounted for at cost to the transferring segment.

Active pharmaceutical ingredients and intermediates

     Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

13. Segment reporting and related information (continued)

     The CODM reviews gross profit along with revenues by geographic segments and key products as performance indicators for the active pharmaceutical ingredients and intermediates segment on a consolidated basis (the “API Segment”).

     An analysis of gross profit for the API Segment is given below:

	Three months				Nine months
	ended December 31,				Ended December 31,
	2003		2004		2003		2004
Revenues from external customers	Rs.	1,842,180	Rs 1,220,634		Rs.	5,226,887	Rs.	4,454,762
Intersegment revenues[1]		127,864		168,527		470,088		562,487
Adjustments[2]		(26,952)		34,353		(78,192)		168,018

Total revenues	Rs.	1,943,092	Rs.	1,423,514	Rs.	5,618,783	Rs.	5,185,267

Cost of revenues	Rs.	1,284,995	Rs.	997,294	Rs.	3,527,120	Rs.	3,358,325
Intersegment cost of revenues		5,890		3,686		13,631		11,205
Adjustments[2]		72,979		113,270		277,268		369,171

	Rs.	1,363,864	Rs.	1,114,250	Rs.	3,818,019	Rs.	3,738,701

Gross profit	Rs.	679,159	Rs.	388,181	Rs.	2,156,224	Rs.	1,647,719
Adjustments[2]		(99,931)		(78,917)		(355,460)		(201,153)

	Rs.	579,228	Rs.	309,264	Rs.	1,800,764	Rs.	1,446,566

(1)	Intersegment revenues is comprised of transfers to formulations, generics and custom chemical synthesis and are accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

     An analysis of revenue by geography is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2003		2004		2003		2004
North America	Rs.	490,707	Rs.	404,791	Rs.	1,498,364	Rs.	1,447,998
India		539,559		422,126		1,683,223		1,601,740
Europe		533,803		215,548		1,186,265		786,062
Others		380,869		402,165		1,255,485		1,360,008

		1,944,938		1,444,630		5,623,337		5,195,807
Adjustments[1]		(1,846)		(21,116)		(4,554)		(10,541)

	Rs.	1,943,092	Rs.	1,423,514	Rs.	5,618,783	Rs.	5,185,267

(1)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

13. Segment reporting and related information (continued)

     An analysis of revenues by key products for the three months ended December 31, 2003 and 2004 and nine months ended December 31, 2003 and 2004 is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2003		2004		2003		2004
Naproxen Sodium	Rs.	95,111	Rs.	147,186	Rs.	319,990	Rs.	395,887
Ramipril		479,301		136,983		936,436		551,536
Ranitidine Hydrochloride Form 1		105,442		126,860		393,660		385,299
Ibuprofen		84,396		87,713		291,161		323,979
Ciprofloxacin Hydrochloride		176,061		89,812		636,510		470,307
Ranitidine HCl Form 2		68,004		72,465		195,937		211,961
Terbinafine HCl		33,849		41,989		97,120		108,019
Nizatidine		8,270		40,152		89,419		168,523
Dextromethorphan HBr		51,780		36,963		146,056		113,903
Cis Lactam		10,168		30,005		70,813		42,442
Naproxen		75,578		29,199		161,369		154,733
Enrofloxacin		21,653		30,130		110,231		60,131
Domperidone Maleate		13,059		27,975		53,246		77,706
Omeprazole Pellets		24,091		27,992		61,042		73,785
Sparfloxacin		46,948		30,205		147,340		93,358
Losartan Potassium		41,603		29,135		163,490		142,189
Others		607,778		438,750		1,744,963		1,811,509

		1,943,092		1,423,514		5,618,782		5,185,267

Generics

     Generics are generic finished dosages with therapeutic equivalence to branded formulations. An analysis of gross profit for the generics segment is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2003		2004		2003		2004
Revenues	Rs.	1,057,270	Rs.	965,852	Rs.	3,497,820	Rs.	2,821,558
Less:
Cost of revenues		273,714		340,805		717,037		898,547
Intersegment cost of revenues[1]		72,041		102,299		270,828		320,200

		345,755		443,104		987,865		1,218,747

Gross profit	Rs.	711,515	Rs.	522,748	Rs.	2,509,955	Rs.	1,602,811

(1)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to the generics segment and are accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

13. Segment reporting and related information (continued)

     An analysis of revenues by key products for the three months ended December 31, 2003 and 2004 and nine months ended December 31, 2003 and 2004 is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2003		2004		2003		2004
Fluoxetine	Rs.	441,910	Rs.	227,544	Rs.	1,553,736	Rs.	773,935
Citalopram		—		188,476		—		188,476
Omeprazole		52,564		95,224		219,326		293,236
Ciprofloxacin		11,465		62,933		21,004		162,754
Ibuprofen		57,652		60,744		136,046		172,653
Others		493,679		330,931		1,567,708		1,230,504

		1,057,270		965,852		3,497,820		2,821,558

     Critical care and biotechnology

     Oncology pharmaceuticals and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of gross profit for the critical care and biotechnology segment is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2003		2004		2003		2004
Revenues	Rs.	149,711	Rs.	136,180	Rs.	321,136	Rs.	393,734
Cost of revenues		61,651		66,657		165,493		166,281

Gross profit	Rs.	88,060	Rs.	69,523	Rs.	155,643	Rs.	227,453

     Drug discovery

     The Company is involved in drug discovery through research facilities located in the United States and India. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2003		2004		2003		2004
Revenues		—		52,832		—	Rs.	288,382
Research and development expenses	Rs.	221,985	Rs.	200,728	Rs.	492,558	Rs.	703,617

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

13. Segment reporting and related information (continued)

a) Reconciliation of segment information to entity total(continued)

	Three months ended				Three months ended
	December 31, 2003				December 31, 2004
	Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	1,957,891	Rs.	1,293,806	Rs.	2,013,481	Rs.	1,405,562
Active pharmaceutical ingredients and intermediates		1,943,092		579,228		1,423,514		309,264
Generics		1,057,270		711,515		965,852		522,748
Critical care and biotechnology		149,711		88,060		136,180		69,523
Drug discovery		—		—		52,832		52,832
Others		30,073		1,643		112,752		99,497

	Rs.	5,138,037	Rs.	2,674,252	Rs.	4,704,611	Rs.	2,459,426

	Nine months ended				Nine months ended
	December 31, 2003				December 31, 2004
	Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	5,750,264	Rs.	3,771,560	Rs.	6,310,332	Rs.	4,315,572
Active pharmaceutical ingredients and intermediates		5,618,783		1,800,764		5,185,267		1,446,566
Generics		3,497,820		2,509,955		2,821,558		1,602,811
Critical care and biotechnology		321,136		155,643		393,734		227,453
Drug discovery		—		—		288,382		288,382
Others		138,381		8,836		220,598		171,306

	Rs.	15,326,384	Rs.	8,246,758	Rs.	15,219,871	Rs.	8,052,090

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

b) Analysis of revenue by geography

     The Company’s business is organized into five key geographic segments. Revenues are attributed to individual geographic segments based on the location of the customer.

	Three months ended				Nine months ended
	December 31,				December 31,
	2003		2004		2003		2004
India	Rs.	1,657,808		1,490,790	Rs.	5,547,640	Rs.	5,384,236
North America		1,355,492		1,160,259		4,334,422		3,511,007
Europe		779,322		621,629		2,007,248		2,112,661
Russia and other countries of the former Soviet Union		758,843		837,688		1,768,229		2,276,737
Others		586,572		594,245		1,668,845		1,935,230

	Rs.	5,138,037	Rs.	4,704,611	Rs.	15,326,384	Rs.	15,219,871

c) Analysis of property, plant and equipment by geography

     Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31,		As of December 31,
	2004		2004
India	Rs.	5,998,005	Rs.	6,625,500
North America		156,981		133,960
Russia and other countries of the former Soviet Union		36,606		35,294
Europe		132,721		130,777
Others		6,822		21,105

	Rs.	6,331,135	Rs.	6,946,636

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)

13. Segment reporting and related information (continued)

d) Major customers

     Pursuant to the terms of agreements with Par Pharmaceuticals Inc. (“PAR”), the Company supplies certain active pharmaceutical ingredients for manufacturing into finished dosages by PAR and also generic formulations to PAR for further sale to customers in the United States. Under these agreements, the Company sells its products to PAR at an agreed price. Subsequently, PAR remits additional amounts upon further sales made by it to the end customer. Receivables from PAR under these agreements as at March 31, 2004 and December 31, 2004 were Rs.415,857 and Rs.415,081 respectively, representing 11.1% and 10.3% respectively of the Company’s total receivables. During the three months ended December 31, 2003 and 2004 and for the nine months ended December 31, 2003 and 2004, revenues under these agreements aggregated Rs.801,495, Rs.344,256, Rs.2,786,508 and Rs.1,414,194 respectively, which represents 15.6%, 7.3%, 18.2% and 9.3% respectively, of the total revenues of the Company.

OPERATING AND FINANCIAL REVIEW

Quarter ended December 31, 2004 compared to Quarter ended December 31, 2003

     The following discussion and analysis should be read in conjunction with the condensed consolidated financial statements and the related notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2004 on file with the SEC (our “Form 20-F”) and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes

     This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Revenues

     Revenues decreased by 8.4% to Rs.4,704.6 million in the quarter ended December 31, 2004, as compared to Rs.5,138.0 million in the quarter ended December 31, 2003, primarily due to a decrease in revenues in our active pharmaceutical ingredients and intermediates and generics segments (North America). In the quarter ended December 31, 2004 we received 24.7% of our revenues from North America (United States and Canada), 31.7% of our revenues from India, 17.8% of our revenues from Russia and other former Soviet Union countries, 13.2% of our revenues from Europe and 12.6% of our revenues from other countries.

     Sales to North America decreased by 14.4% to Rs.1,160.3 million in the quarter ended December 31, 2004, as compared to Rs.1,355.5 million in the quarter ended December 31, 2003, primarily due to a decrease in revenues in our generics segment as well as our active pharmaceutical ingredients and intermediates segment, which decrease was partially offset by increase in sales in custom pharmaceutical services. Sales to Russia and other former Soviet Union countries increased by 10.4% to Rs.837.7 million in the quarter ended December 31, 2004, as compared to Rs.758.8 million in the quarter ended December 31, 2003. The increase was primarily due to growth in the major brands of Ciprolet, Ketorol and Nise. Sales to Europe decreased by 20.2% to Rs.621.6 million in the quarter ended December 31, 2004, as compared to Rs.779.3 million in the quarter ended December 31, 2003, primarily as a result of decrease in sales of ramipril in our active pharmaceutical ingredients and intermediates segment partially offset by the increase in Omeprazole and new product launches in our generics segment. Sales in India decreased by 10.1% to Rs.1,490.8 million in the quarter ended December 31, 2004, as compared to Rs.1,657.8 million in the quarter ended December 31, 2003, primarily due to a decrease of revenues in our active pharmaceutical ingredients segment as well as our formulations segment.

     Formulations. In the quarter ended December 31, 2004, we received 42.8% of our total revenues from the formulations segment, as compared to 38.1% in the quarter ended December 31, 2003. Revenues in this segment increased by 2.8% to Rs.2,013.5 million in the quarter ended December 31, 2004, as compared to Rs.1,957.9 million in the quarter ended December 31, 2003.

     Sales in India constituted 49.3% of our total formulations sales in the quarter ended December 31, 2004, as compared to 53.4% in the quarter ended December 31, 2003. Sales of formulations in India decreased by 5.0% to Rs.993.1 million in the quarter ended December 31, 2004, as compared to Rs.1,045.7 million in the quarter ended December 31, 2003. The decrease in sales was primarily due to a decrease in sales of Omez, our brand of Omeprazole, Velocit, a pregnancy kit, and Finast, our brand of finasteride, which decrease was partially offset by sales from new products amounting to Rs 65.2 million.

     Sales of formulations outside India increased by 11.9% to Rs.1,020.4 million in the quarter ended December 31, 2004, as compared to Rs.912.2 million in the quarter ended December 31, 2003. Sales of formulations in Russia accounted for 58.3% of our formulation sales outside India in the quarter ended December 31, 2004, as compared to 67.4% in the quarter ended December 31, 2003. Sales of formulations in Russia decreased by 3.3% to Rs.594.8 million in the quarter ended December 31, 2004, as compared to Rs.614.8 million in the quarter ended December 31, 2003. The decrease is on account of lower sales in our key brands such as Cirpolet, our brand of ciprofloxacin, Omez, our brand of Omeprazole, and Enam, our brand of enalapril. Sales to other former Soviet Union countries increased by 63.5% to Rs.219.8 million for the quarter ended December 31, 2004 as compared to Rs.134.4 million for the quarter ended December 31, 2003, primarily driven by an increase in sales in Ukraine, Kazakhstan and Belarus.

     Active Pharmaceutical Ingredients and Intermediates. In the quarter ended December 31, 2004, we received 30.3% of our total revenues from this segment, as compared to 37.8% in the quarter ended December 31, 2003. Revenues in this segment decreased by 26.7% to Rs.1,423.5 million in the quarter ended December 31, 2004, as compared to Rs.1,943.1 million in the quarter ended December 31, 2003.

     During the quarter ended December 31, 2004, sales in India accounted for 28.2% of our revenues from this segment, as compared to 27.7% in the quarter ended December 31, 2003. Sales in India decreased by 25.4% to Rs.401.0 million in the quarter ended December 31, 2004, as compared to Rs.537.7 million in the quarter ended December 31, 2003. This decrease was primarily due to a decrease in sales volumes of ciprofloxacin hydrochloride, sparfloxacin and atorvastatin partially offset by increase in sales of ibuprofen and enrofloxacin.

     Sales outside India decreased by 27.2% to Rs.1,022.5 million in the quarter ended December 31, 2004, as compared to Rs.1,405.4 million in the quarter ended December 31, 2003. Sales in Europe decreased by 59.6% to Rs.215.5 million in the quarter ended December 31, 2004, as compared to Rs.533.8 million in the quarter ended December 31, 2003 primarily due to a decrease in sales of ramipril by Rs 349.6 million. Sales of ramipril were higher for the quarter ended December 31, 2003 due to pre launch quantity sales ahead of patent expiry in January 2004. Sales in North America (United States and Canada) decreased by 17.5% to Rs.404.8 million in the quarter ended December 31, 2004, as compared to Rs.490.7 million in the quarter ended December 31, 2003. Revenues in other markets increased by 5.6% to Rs.402.2 million in the quarter ended December 31, 2004, as compared to Rs.380.9 million in the quarter ended December 31, 2003.

     Generics. In the quarter ended December 31, 2004, we received 20.5% of our total revenues from this segment, as compared to 20.6% in the quarter ended December 31, 2003. Revenues decreased by 8.6% to Rs.965.9 million in the quarter ended December 31, 2004, as compared to Rs.1,057.3 million in the quarter ended December 31, 2003. Sales in North America (United States and Canada) decreased by 24.4% to Rs.647.6 million in the quarter ended December 31, 2004, as compared to Rs.856.1 million in the quarter ended December 31, 2003. The decrease was primarily due to a decrease in revenues from fluoxetine capsules by Rs.230.5 million and tizanidine tablets by Rs.124.4 million due to higher competition. Sales in Europe increased by 59.7% to Rs.316.2 million in the quarter ended December 31, 2004, as compared to Rs.198.0 million in the quarter ended December 31, 2003 primarily due to volume growth in omeprazole as well as new product launches of amlodipine maleate, fluoxetine and naproxen.

     Critical Care and Biotechnology. In the quarter ended December 31, 2004, we received 2.9% of our total revenues from this segment, as compared to 2.9% in the quarter ended December 31, 2003. Revenues in this segment decreased by 9.0% to Rs.136.2 million in the quarter ended December 31, 2004, as compared to Rs.149.7 million in the quarter ended December 31, 2003.

Revenues in this segment decreased primarily due to a decrease in sales of critical care division by Rs. 15.9 The decline in sales outside India of Rs.40.5 million is partially offset by an increase in sales in India by Rs.22.2 million. The above decrease is partially offset by increase in revenues of biotechnology division by Rs.7.0 million primarily due to an increase in sales volumes of Grastim, our brand of filgrastim.

     Others. In the quarter ended December 31, 2004, the revenues from Custom Pharmaceutical Services are at Rs.112.7 million as compared to Rs.8.7 million for the quarter ended December 31, 2003. The increase is primarily on account of new product launches. During the quarter ended December 31, 2004 we recognized an amount of Rs. 52.3 million towards DRF 2593 pursuant to the discontinuation of the agreement with Novo Nordisk.

Cost of revenues

     Cost of revenues decreased by Rs.218.6 million to Rs.2,245.2 million for the quarter ended December 31, 2004, as compared to Rs.2,463.8 million for the quarter ended December 31, 2003. Cost of revenues as a percentage of total revenues was 47.7% for the quarter ended December 31, 2004, as compared to 48.0% for the quarter ended December 31, 2003.

     Formulations. Cost of revenues in this segment was 30.2% of formulations revenues for the quarter ended December 31, 2004, as compared to 33.9% of formulations revenues for the quarter ended December 31, 2003. Cost of revenues decreased by 8.5% to Rs.607.9 million in the quarter ended December 31, 2004, as compared to Rs.664.1 million in the quarter ended December 31, 2003. The decrease in cost of revenues as a percentage of sales was primarily on account of a favorable geographic mix of sales, with sales outside of India, which have higher margins, contributing 50.7% of formulations sales for the quarter ended December 31, 2004 as compared to 46.6% for the quarter ended December 31, 2003.

     Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in this segment increased to 78.3% of this segment’s revenues in the quarter ended December 31, 2004, as compared to 70.2% of the segment’s revenues in the quarter ended December 31, 2003. Cost of revenues decreased by 18.3% to Rs.1,114.3 million in the quarter ended December 31, 2004, as compared to Rs.1,363.9 million in the quarter ended December 31, 2003. This is primarily on account of a fall in overall revenues as well as sales in Europe contributing 15.0% of total revenues for the quarter ended December 31, 2004 as compared to 27.5% of total revenues for the quarter ended December 31, 2003. Sales in Europe have higher gross margins as compared to sales in India and many other countries.

     Generics. Cost of revenues was 45.9% of this segment’s revenues in the quarter ended December 31, 2004, as compared to 32.7% in the quarter ended December 31, 2003. Cost of revenues increased by 28.1% to Rs.443.1 million in the quarter ended December 31, 2004, as compared to Rs.345.8 million in the quarter ended December 31, 2003. As a percentage of revenue, cost of revenue increased due to change in geographic mix of sales, with North America contributing 67.0% of total revenues for the quarter ended December 31, 2004 as compared to 81.0% for the quarter ended December 31, 2003. Sales in North America have higher gross margins as compared to sales in Europe.

     Critical Care and Biotechnology. Cost of revenues in this segment increased to 48.9% of this segment’s revenues in the quarter ended December 31, 2004, as compared to 41.2% in the quarter ended December 31, 2003. In absolute terms the cost of revenues increased by 8.0% to Rs.66.7 million in the quarter ended December 31, 2004, as compared to Rs.61.7 million in the quarter ended December 31, 2003. The increase in cost of revenues as a percentage of sales was mainly due to change in geographic mix of sales.

Gross profit

     As a result of the trends described in “Revenues” and “Cost of revenues” above, our gross profit decreased by 8.0% to Rs.2,459.4 million for the quarter ended December 31, 2004 from Rs.2,674.3 million during the quarter ended December 31, 2003. Gross margin was 52.3% in the quarter ended December 31, 2004, as compared to 52.0% in the quarter ended December 31, 2003.

     Gross margin of the formulations segment was at 69.8% in the quarter ended December 31, 2004, as compared to 66.1% in the quarter ended December 31, 2003. The gross margin in our active pharmaceutical ingredients segment decreased to 21.7% in the quarter ended December 31, 2004, as compared to 29.8% in the quarter ended December 31, 2003. The gross margin for our generics segment decreased to 54.1% in the quarter ended December 31, 2004, as compared to 67.3% in the quarter ended December 31, 2003. The gross margin for our critical care and biotechnology segment decreased to 51.1% in the quarter ended December 31, 2004, as compared to 58.8% in the quarter ended December 31, 2003.

Selling, general and administrative expenses

     Selling, general and administrative expenditures as a percentage of total revenues were 36.5% for the quarter ended December 31, 2004 as compared to 30.1% for the quarter ended December 31, 2003. Selling, general and administrative expenses increased by 10.7% to Rs.1,715.0 million in the quarter ended December 31, 2004, as compared to Rs.1,547.7 million in the quarter ended December 31, 2003. This increase is largely due to an increase in employee costs and marketing expenses. Employee expenses increased by 36.9% to Rs.533.8 million for the quarter ended December 31, 2004 from Rs.390.0 million for the quarter ended December 31, 2003 primarily due to an increase in total manpower. Marketing expenses increased by 9.9% to Rs.589.5 million for the quarter ended December 31, 2004 from Rs.536.2 million for the quarter ended December 31, 2003 primarily due to an increase in selling expenses in our formulations segment.

Research and development expenses

     Research and development costs increased by 36.6% to Rs.705.4 million for the quarter ended December 31, 2004, as compared to Rs.516.5 million for the quarter ended December 31, 2003. The increase was primarily on account of an increase in expenditures on product development and biostudies in our generics segment.

Amortization expenses

     Amortization expenses decreased by 9.6% to Rs.87.5 million in the quarter ended December 31, 2004, as compared to Rs.96.8 million in the quarter ended December 31, 2003.

Foreign exchange gain/loss

     Foreign exchange loss was Rs.48.3 million for the quarter ended December 31, 2004 as compared to a gain of Rs 61.8 million for the quarter ended December 31, 2003. This is primarily on account of translation loss resulting from the effects of rupee appreciation on the revaluation of foreign currency assets and liabilities outstanding at the end of the period..

Operating income

     As a result of the foregoing, our operating income decreased to (Rs.96.9) million in the quarter ended December 31, 2004, as compared to Rs.575.0 million in the quarter ended December 31, 2003.

Other income, net

     For the quarter ended December 31, 2004 our other income, net of other expenses was Rs.123.2 million, as compared to Rs.162.4 million for the quarter ended December 31, 2003. Other income decreased by Rs 39.8 million primarily due to a decrease in interest income by Rs 35.2 million. The decline in interest income is primarily due to a fall in average interest rates by 120 basis points and a lower deposit base.

Equity in loss of affiliates

     Equity in loss of affiliates was at Rs.15.0 million for the quarter ended December 31, 2004 compared to Rs.13.4 million for the quarter ended December 31, 2003. The higher loss pick up is on account of KRRP, which is accounted under the equity investee method.

Income before income taxes

     As a result of the foregoing, income before income taxes decreased to Rs 11.4 million in the quarter ended December 31, 2004, as compared to Rs.724.0 million in the quarter ended December 31, 2003.

Income tax benefit/expense

     We recorded an income tax benefit of Rs. 26.9 million for the quarter ended December 31, 2004, as compared to an expense of Rs. 133.0 million for the quarter ended December 31, 2003. The income tax benefit is on account of lower income before income for the quarter ended December 31, 2004, as compared to the quarter ended December 31, 2003.

Minority interest

     Minority interest was at Rs.1.8 million in the quarter ended December 31, 2004, as compared to nil in the quarter ended December 31, 2003. Minority interest represents the share of loss of minority interest in Dr. Reddy’s South Africa

Net income

     As a result of the above, our net income decreased to Rs 40.1 million in the quarter ended December 31, 2004, as compared to Rs.591.6 million in the quarter ended December 31, 2003.

Critical Accounting Policies

     Critical accounting policies are those most important to the portrayal of our financial condition and results and that require a high degree of judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements. Our significant accounting policies and their application are discussed in detail in Note 2 to the Consolidated Financial Statements as at and for the year ended March 31, 2004, included in our annual report in Form 20-F.

Accounting Estimates

     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information. Specifically, we make estimates of:

•	the useful life of property, plant and equipment;

•	impairment of long-lived assets, including identifiable intangibles and goodwill;

•	our future obligations under employee retirement and benefit plans;

•	allowances for sales returns;

•	allowances for doubtful accounts receivable; and

•	inventory write-downs.

     We depreciate property, plant and equipment over their useful lives using the straight-line method. Estimates of useful life are subject to changes in economic environment and different assumptions. Assets under capital leases are amortized over their estimated useful life or lease term as appropriate. We review long-lived assets, including identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of buildings, machinery or equipment or lower than anticipated sales for products with capitalized rights could result in shortened useful lives or impairment.

     In accordance with applicable Indian laws, we provide a defined benefit retirement plan (“Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with us. Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. In calculating the expense and liability related to the plans, assumptions are made about the discount rate, expected rate of return on plan assets, withdrawal and mortality rates and rate of future compensation increases as determined by us, within certain guidelines. The assumptions used may differ materially from actual results, resulting in a probable significant impact to the amount of expense recorded by us.

     Allowances for sales returns are estimated and provided for in the year of sales. Such allowances are made based on our historical trends. We have the ability to make a reasonable estimate of the amount of future returns due to our large volume of homogeneous transactions and historical experience with similar types of sales of products. In respect of new products for which sales have commenced or are expected to commence, the sales returns are not expected to be different from the existing products as such products relate to the therapeutic categories where established products exist and are sold in the market. Further, we evaluate the sales returns of all products at the end of each reporting period and necessary adjustments, if any, are made. However, no significant revisions have been determined to be necessary to date.

     We make allowance for doubtful accounts receivable, including receivables sold with recourse, based on the present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Actual losses due to doubtful accounts may differ from the allowances made. However, we believe that such losses will not materially affect our consolidated results of operations.

     We provide for inventory obsolescence, expired inventory and inventories with carrying values in excess of realizable values based on our assessment of future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases, inventory is carried at the lower of historical costs or realizable value.

Stock Based Compensation

     We use the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Quarter ended December 31,
	2003	2004
Dividend yield	0.5%	0.7%
Expected life	42-78 months	42-78 months
Risk free interest rates	5.2 - 6.8%	4.5 - 6.8%
Volatility	46.5-50.7%	41.63 - 50.7%

     These assumptions reflect our best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of our control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if we use different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

     Prior to April 1, 2003, we accounted for our plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost was reflected in previously reported results, as all options granted under those plans had an exercise price equal to the market value of the underlying equity shares on the date of grant. During the first quarter of fiscal 2004, we adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock- Based Compensation, for stock-based employee compensation. We have selected the retroactive method of adoption described in SFAS No. 148 Accounting for Stock Based Compensation – Transition and Disclosure for all options granted after January 1, 1995.

Litigation

     We are involved in various lawsuits, claims, investigations and proceedings, including Abbreviated New Drug Application (“ANDA”) filings and other patent and commercial matters, which arise in the ordinary course of our business. However, we evaluate specific risks related to the foregoing based on current conditions and, at the balance sheet date, there are no such matters pending that we expect to be material in relation to our business.

Revenue Recognition

     Product Sales. Revenue is recognized when significant risks and rewards in respect of ownership of the products are transferred to the customer, generally stockists or formulations manufacturers, and when the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	The price to the buyer is fixed and determinable; and

•	Collectibility of the sales price is reasonably assured.

     Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by our consignment and clearing and forwarding agent. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers, from our factories. Revenue from export sales is recognized when significant risks and rewards are transferred to the customers, generally on shipment of products.

     We have entered into marketing arrangements with certain marketing partners for the sale of goods. Under such arrangements, we sell generic products to our marketing partners at the price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners, as all of the conditions under SAB 104 are then met. Subsequently, the marketing partners remit an additional amount to us upon sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by us when the realization is certain under the guidance given in SAB 104.

     License Fees. Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where we have no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Further, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received.

     Revenue from services is recognized according to the terms of the contracts when the services are performed.

Deferred Taxes

     Deferred taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits the future realization of which is uncertain.

Functional Currency

     Our foreign subsidiaries have different functional currencies, determined based on the currency of the primary economic environment in which they operate. For subsidiaries that operate in a highly inflationary economy, the functional currency is determined as the Indian rupee. Due to various subsidiaries operating in different geographic locations, a significant level of judgment is involved in evaluating the functional currency for each subsidiary.

     In respect of our foreign subsidiaries which market our products in their respective countries/regions, the functional currency has been determined as Indian rupee, based on an individual and collective evaluation of the various economic factors listed below.

     The operations of these foreign subsidiaries are largely restricted to importing finished goods from us in India, sale of these products in the foreign country and remitting the sale proceeds to us. The cash flows realized from sale of goods are readily available for remittance to us and cash is remitted to us on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from us. The financing of these subsidiaries is done directly or indirectly by us.

     In respect of other subsidiaries, the functional currency is determined as the local currency, being the currency of the primary economic environment in which they operate.

Income Taxes

     As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Additionally, the provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.

     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We also assess our deferred tax assets on an ongoing basis by assessing our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax assets cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made.

Liquidity and Capital Resources

     We have primarily financed our operations through cash flows generated from operations and, to a lesser extent, through short-term borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.

     Our principal sources of short-term liquidity are our existing cash and internally generated funds, which we believe are sufficient to meet our working capital requirements and anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.

     The following table summarizes our statements of cash flows for the periods presented:

	Nine Months Ended December 31
	2003	2004	2004
	(Rs. in thousands, U.S.$ in thousands)
Net cash provided by /(used in):
Operating activities	Rs.2,881,457	Rs.605,659	U.S.$	13,997
Investing activities	(3,902,903)	(198,657)		(4,591)
Financing activities	(528,567)	1,250,666		28,904
Effect of exchange rate changes on cash	57,646	156,037		3,606

Net increase / (decrease) in cash and cash equivalents	Rs.(1,492,367)	Rs.1,813,704	U.S.$	41,916

Cash Flow From Operating Activities

     Net cash provided by operating activities was Rs. 605,659 and Rs. 2,881,457 for the nine months ended December 31, 2004 and December 31, 2003, respectively. Net cash provided by operating activities consisted primarily of net income and changes in working capital.

     During the nine months ended December 31, 2004, our cash inflow decreased due to lower net income at Rs.730,504 as compared to Rs.2,312,038 for the nine months ended December 31 2003. During the nine months ended December 31, 2004, our accounts receivable increased by Rs.454,918 on account of lower collections, inventories increased by Rs.637,171 and a decrease by Rs.445,398 in trade payables for the nine months ended December 31, 2004.

Cash Flow From Investment Activities

     Cash used by investment activities was Rs.198,657 for the nine months ended December 31, 2004, primarily due to redemption of investment securities amounting to Rs.1,639,920. Increment in cash flow was partially offset by expenditures in property, plant and equipment amounting to Rs.1,299,412 and expenditure on intangible assets amounting to Rs.539,165.

Cash Flows From Financing Activities

     Net cash provided by financing activities for the nine months ended December 31, 2004 was Rs.1,250,665 primarily due to short-term borrowings in foreign currency from banks amounting to Rs.1,838,276. This was offset by repayment of long-term debt amounting to Rs.155,996 and dividends.

     The following table provides a list of our principal debts outstanding as of December 31, 2004:

Debt	Principal Amount				Interest Rate
	(in thousands)
Working capital loans	Rs.	2,186,803	U.S $	50,539	LIBOR + 65bps for FC denominated loans and 10.25% for INR borrowings
Long term loan		32,545		752	2%*

Total	Rs.	2,219,348	U.S $	51,291

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.

Trend information

     Formulations. According to the Operations Research Group International Medical Statistics (“ORG IMS”) Annual Report 2003, the Indian retail pharmaceutical market, valued at Rs.192 billion for the twelve-month period ending December 2003, grew by 5%. Despite dismal growth in the first half of calendar 2003 (2.9%), the market improved significantly in the second half of 2003 and registered growth of 7.1% in aggregate sales revenues. The price growth in the market has gradually declined, from 11% in 2000 to 5% in 2003. However, volume growth was mainly affected only in 2003, when it dipped to 6% from a consistent 8%-9% growth in the previous three years. Multinational companies have seen an increase in the average price of older products, whereas Indian companies continue to aggressively launch new products. A large part of the 7.1% growth in the second half of 2003 resulted from this initiative. In terms of leading therapeutic segments, industry-wide sales revenues from cardiovascular disease and diabetes products had the highest growth rates at 16% and 13%, respectively. Across segments, there has been a decrease in industry-wide formulations sales revenues, when compared to 2002. Industry-wide sales revenues from the largest formulations segments, antibiotics and gastrointestinal, had growth of 2% and 6%, respectively.

     Pursuant to an agreement with the World Trade Organization, India is making changes to its patent laws to recognize product patents starting January 1, 2005. This means that the products for which patents have been issued after 1995 will not be available for launch in India. The patent laws are also being amended to include provisions on compulsory licensing and price controls. As compared to the industry growth rate of 7.3% according to the ORG IMS Moving Annual Total for the 12 month period ending March 2004, we recorded growth of 9.9% for fiscal 2004. In fiscal 2004, we were preparing to launch several new products in the Indian market along with strengthening our focus on our key brands and therapeutic segments.

     The competitive environment in the emerging markets (outside India) is changing with most countries moving towards recognizing product patents. This has the effect of shrinking the window of opportunity in terms of new product launches. In order to compete effectively in such a challenging environment, we are focusing on our key therapeutic categories on a global basis while at the same time focusing on niche therapeutic segments. As part of our global business development program, we will continue to explore in-licensing and other opportunities to strengthen our product pipeline. In addition, we will continue to consolidate and expand our presence in Russia and other countries of the former Soviet Union.

     Active Pharmaceutical Ingredients and Intermediates. In this segment, we are focused on the regulated markets of North America and Europe.

     In North America and Europe, we do not anticipate commencing any significant sales of new products in fiscal 2005. In fiscal 2004, we commenced sales of ramipril in Europe, which contributed significantly to this segment’s revenues. In fiscal 2005, sales of ramipril may be lower as the market stabilizes following commencement of product sales and additional pressure on volume and price.

     Generics. In this segment, we are focused on the regulated markets of North America and Europe. During fiscal 2004, in the United States, our key products of fluoxetine and tizanidine were subjected to competition from existing market participants and this impacted the sales of these two products, particularly in the second half of fiscal 2004. In fiscal 2005, the competitive environment for these two products may be critical to the overall segment performance. In fiscal 2005, while we anticipate the launch of new products in the United States and the United Kingdom, the success of our existing as well as new products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant. During fiscal 2004, we launched three new products in the United States, namely ciprofloxacin, fluconazole and citalopram. Furthermore, we expect that we will continue to expand our product pipeline for North America as well as Europe. As of December 31, 2004, we have 39 ANDAs pending approval with the U.S. FDA, including 26 patent challenges. The launch of these products is contingent upon successful outcome of litigation related to such products.

     Critical Care and Biotechnology. We expect that we will continue to market our existing products and develop additional products. The success of our existing products is contingent upon the extent of competition in this segment.

     Drug Discovery. During fiscal 2004, we commenced clinical development on two additional new chemical entities (“NCEs”) in line with our strategy of stepping up investments in clinical development of NCEs and in the process enhancing the value of our NCE assets. DRF 1042 is in Phase II trials in India and we have completed Phase I trials on DRF 10945 in Canada, our first clinical trial program outside India. In February 2005, we initiated Phase I trials on RUS 3108, our drug candidate for the treatment of atherosclerosis, in Ireland. As we make progress in advancing our pipeline into development, we are building capabilities in drug development. This will help in enhancing the value of our NCE assets. We expect to further complement our internal research and development efforts by pursing strategic collaborations and alliances in our key focus areas.

Recent Developments

     Novo Nordisk is a world leader and a pioneer in diabetes management and also one of the largest insulin producers. Under an amended and restated agreement with Novo Nordisk dated September 12, 1999, two of our molecules have been licensed to Novo Nordisk for development and conducting clinical trials.

     In February 2003, Novo Nordisk decided not to pursue further development of Ragaglitazar (DRF 2725). The decision was reached after Novo Nordisk performed a renewed benefit/risk assessment of the compound, including analysis of both the clinical Phase 3 data and the tumor findings in the long-term animal studies. This compound was out licensed by us to Novo Nordisk in March 1997.

     As of September 2004, we had received unamortized non-refundable upfront license fees on signing of the agreement and non-refundable payments on achievement of defined milestones of Rs.52,832. On October 27th, 2004 Novo Nordisk decided not to pursue further development on the second molecule – Balaglitazone (DRF 2593). The decision was reached, as preclinical results did not suggest a competitive advantage compound to similar marketed products. As of October 27, 2004 Novo Nordisk announced that it had suspended clinical trials with respect to both the compounds.

     In October 2004, we signed an agreement to sell our equity shares in Biomed, our joint venture in Russia , to KT& T, a Russian company, for a total consideration of U.S.$ 5 million. Under the terms of the agreement, the transfer of shares is to be completed by September 30, 2005. However, we were subsequently informed that a Moscow court has issued an order of injunction halting the transfer of shares. Based on our current assessment, we believe that this will have no material impact to our financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

Date: February 23, 2005	By:	/s/ V. S. Vasudevan

Name: V. S. Vasudevan
Title: Chief Financial Officer